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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

CA, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Years Ended March, 31
						Three-Months Ended June 30, 2006
	2002	2003	2004	2005	2006
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	(1,528)	(495)	(114)	33	121	43
Add: Fixed charges	330	272	205	221	165	42
Less: Minority Interest in pre-tax loss of subsidiaries that have not incurred fixed charges	(1)	0	0	0	1	0

Total earnings available for fixed charges	(1,199)	(223)	91	254	287	85

Fixed charges:
Interest expense(1)	249	193	136	153	95	25
Interest portion of rental expense	81	79	69	68	70	17

Total Fixed Charges	330	272	205	221	165	42

RATIO OF EARNINGS TO FIXED CHARGES	n/a	n/a	n/a	1.15	1.74	2.01
Deficiency of Earnings to Fixed Charges	1,529	495	114	n/a	n/a	n/a

(1)
Includes amortization of discount related to indebtedness

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
CA, Inc. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in millions, except ratios)